4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 482-1500

July 27, 2015

VIA EDGAR CORRESPONDENCE

Kathy Churko

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Comments Pursuant to Review of the Financial Statements for Fiscal Year Ended 10/31/14 (the “Filing”)

Dear Ms. Churko:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filing, which was submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) on January 9, 2015. The Staff’s comments were conveyed to the Registrant by telephone on June 30, 2015.

Below are the Staff’s comments on the Filing and the Registrant’s responses thereto.

1.	Comment: Item 4 of Form N-CSR requires a description of the nature of the services comprising the fees disclosed under the category “Principal Accountant Fees and Services.” In future reports, please provide additional disclosure describing the nature of the fees included in “All Other Fees” that the Registrant considers “permissible non-audit services for the Registrant that it believes are routine and recurring services” in accordance with this requirement.

Response: The Registrant will make revisions consistent with the Staff’s comment in future reports.

2.	Comment: Please include clarifying disclosure in the Management Discussion of Fund Performance of future reports to indicate whether sales charges are included in the performance figures for Class A shares.

Response: The Registrant will make revisions consistent with the Staff’s comment in future reports.

3.	Comment: Please consider revising the average annual total return tables in future reports so that the Public Offering Price (“POP”) performance figures reflecting the maximum sales charge appear above the Net Asset Value (“NAV”) return.

Response: The Registrant will make revisions consistent with the Staff’s comment in future reports.

4.	Comment: In future reports, please disclose the duration of Transamerica Enhanced Muni, and please also consider including the average duration.

Response: The Registrant will make revisions consistent with the Staff’s comment in future reports.

5.	Comment: The Management Discussion of Fund Performance section for Transamerica Global Bond, Transamerica Global Equity, and Transamerica High Yield Muni focus mostly on market conditions. In future reports, please include additional disclosure regarding the specific strategies and investments that have impacted performance over the fiscal period.

Response: The Registrant will make revisions consistent with the Staff’s comment in future reports.

6.	Comment: For those funds with repurchase agreements or that have written options, namely Transamerica Capital Growth, Transamerica Growth Opportunities, and Transamerica MLP & Energy Income, please disclose in future reports the number of contracts or number of shares, rather than a notional amount, on each fund’s Schedule of Investments.

Response: The Registrant will make revisions consistent with the Staff’s comment in future reports.

7.	Comment: Certain securities are identified as payable in-kind on the Schedule of Investments for Transamerica Emerging Markets Debt and Transamerica High Yield Bond. With respect to such securities, when a cash rate is also listed, please confirm the accuracy of the total rate paid. If the amount is incorrect, please adjust accordingly.

Response: The Registrant confirms the accuracy of the total rate paid.

8.	Comment: Please explain why the total liabilities contained in the Statement of Assets and Liabilities for Transamerica Concentrated Growth exceed the expenses for the entire fiscal period.

Response: The Statement of Operations presents two columns for Transamerica Concentrated Growth, resulting from the adoption of the Torray Resolute Fund and subsequent fiscal year end change. The Torray Resolute Fund reorganized into Transamerica Concentrated Growth, then a new shell series of the Registrant, on February 28, 2014. The first column represents activity for the ten months of January 1, 2014 - October 31, 2014. The second column represents the Torray Resolute Fund for the year ended December 31, 2013. The Total expense balance on the Statement of Operations (“SOP”) for the period January 1, 2014 - October 31, 2014 is $1,400,724. The Total liabilities for Transamerica Concentrated Growth on the Statement of Assets and Liabilities for this same period is $72,766,345, which includes securities lending collateral of $72,458,026. Without the collateral for securities on loan, the Liabilities of Transamerica Concentrated Growth are $308,319, which is less than the $1,400,724 in expenses on the SOP.

9.	Comment: With respect to the Open Funds’ Statements of Assets and Liabilities, please explain why the audit and tax liabilities represent a majority or are more than the expenses for the fiscal period where applicable.

Response: The audit and tax fees are typically paid following the fiscal year end in which they are accrued. In the case of Registrant, the majority of such fees accrued in FY 2014 will not be paid until FY 2015. In addition, some Funds had prior year over accruals from FY 2013 that were used towards the FY 2014 Budget, resulting in some liability balances that are slightly higher than their expense balances.

10.	Comment: Many of the prospectuses for the Open Funds show the Adviser waiving or reimbursing expenses. With respect to any recaptured expenses, please:

a) confirm that the amount shown in the fee table includes the amount recaptured during the previous fiscal year

Response: The Registrant confirms the amount now shown in the fee table for each applicable fund includes the amount recaptured during the previous fiscal year. Please see the response to Comment 10(c) below.

b) provide detailed daily or monthly calculations containing the waived fees/reimbursed expenses and the recaptured expenses for Transamerica Global Bond, Transamerica Mid Cap Growth, Transamerica Mid Cap Growth, Transamerica Inflation Opportunities, Transamerica Tactical Allocation, and Transamerica Tactical Rotation

Response: Please see attached Appendix A.

c) explain why the fee table for Transamerica U.S. Growth Class B shares does not show recaptured expenses, as the Notes indicate that expenses remain available to be recaptured.

Response: The fee table in the Statutory and Summary Prospectuses for Transamerica U.S. Growth with respect to Class B shares should have reflected the amount recaptured in a “Fee Waiver and/or Expense Reimbursement” line item along with an explanatory footnote. The prospectus has been supplemented to amend the fee table and reflect the amount recaptured. The disclosure in the annual report is accurate.

11.	Comment: With respect to Transamerica Capital Growth, please explain the discrepancy between footnote B to the Schedule of Investments and Note 5 of the Notes to Financial Statements regarding the availability of purchased foreign exchange options.

Response: Footnote B references securities that are fair valued. Note 5 to the Financial Statements is required disclosure under ASU 820 reflecting tables for derivatives that are not fair valued.

12.	Comment: With respect to Transamerica Arbitrage Strategy, please consider including a footnote in future reports that defines the index or the terms of the swap contracts that are not easily understandable.

Response: The Registrant will make revisions consistent with the Staff’s comment in future reports.

13.	Please update the EDGAR series and class information for the Registrant so that there are no ticker symbols linked to inactive classes.

Response: The Registrant will update the EDGAR system after the Registrant’s annual Form N-PX filing.

* * *

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 529-6916 with any questions.

Very truly yours,

/s/ Vincent J. Toner
Vincent J. Toner
Vice President and Treasurer
Transamerica Funds

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